Exhibit 99.3

Hydrogenics Corporation

First Quarter 2012 Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$5,652	$7,785
Restricted cash (note 16)	1,583	1,861
Trade and other receivables	3,110	4,151
Grants receivable	24	126
Inventories (note 5)	11,028	9,315
Prepaid expenses	751	626
	22,148	23,864
Non-current assets
Restricted cash (note 16)	1,130	314
Property, plant and equipment	1,786	1,790
Intangible assets	144	152
Goodwill	5,086	4,941
	8,146	7,197
Total assets	$30,294	$31,061
Liabilities
Current liabilities
Operating borrowings (note 15)	$668	$-
Trade and other payables (note 6)	10,370	9,986
Provisions (note 7)	1,709	1,654
Unearned revenue	6,135	5,144
Warrants (note 9)	1,363	1,525
	20,245	18,309
Non-current liabilities
Other non-current liabilities (note 8)	2,001	1,979
Total liabilities	22,246	20,288
Equity
Share capital (note 9)	318,016	318,016
Contributed surplus	17,660	17,480
Accumulated other comprehensive loss	(608)	(884)
Deficit	(327,020)	(323,839)
Total equity	8,048	10,773
Total equity and liabilities	$30,294	$31,061

Going concern (note 1), Contingencies and guarantees (notes 14 and 16)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these consolidated interim financial statements.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
 (in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31
	2012	2011
Revenues (note 19)	$5,724	$7,387
Cost of sales	4,919	6,012
Gross profit	805	1,375

Operating expenses
Selling, general and administrative expenses (note 10)	2,953	3,379
Research and product development expenses (note 11)	1,149	1,141
Other losses	-	22
	4,102	4,542
Loss from operations	(3,297)	(3,167)

Finance income (expenses)
Interest income	6	4
Interest expense	(69)	(47)
Foreign currency gains	202	133
Foreign currency losses	(189)	(128)
Other finance gains (losses), net (note 12)	166	(1,456)
Finance income (loss), net	116	(1,494)

Loss before income taxes	(3,181)	(4,661)
Income tax expense	-	-
Net loss for the period	(3,181)	(4,661)

Exchange differences on translating foreign operations	276	728
Comprehensive loss for the period	$(2,905)	$(3,933)

Net loss per share
Basic and diluted (note 13)	$(0.48)	$(0.85)

Weighted average number of common shares outstanding (note 13)	6,605,648	5,494,230

The accompanying notes form an integral part of these consolidated interim financial statements.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Changes in Equity
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2010	5,488,630	$313,461	$16,731	$(314,051)	(705)	$15,436
Comprehensive loss for the period	-	-	-	(4,661)	728	(3,933)
Issuance of common shares (note 9)	503,998	2,047	-	-	-	2,047
Adjustment for partial shares on share consolidation	(1)	-	-	-	-	-
Stock-based compensation expense (note 10)	-	-	464	-	-	464
Balance at March 31, 2011	5,992,627	315,508	17,195	(318,712)	23	14,014
Comprehensive loss for the period	-	-	-	(5,127)	(907)	(6,034)
Issuance of common shares (note 9)	611,247	2,495	-	-	-	2,495
Adjustment for partial shares on share consolidation	(1)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 10)	1,775	13		-	-	13
Stock-based compensation expense (note 10)	-	-	285			285
Balance at December 31, 2011	6,605,648	318,016	17,480	(323,839)	(884)	10,773
Comprehensive loss for the period	-	-	-	(3,181)	276	(2,905)
Adjustment for partial shares on share consolidation	(1)	-	-	-	-	-
Stock-based compensation expense (note 10)	-	-	180	-	-	180
Balance at March 31, 2012	6,605,647	$318,016	$17,660	$(327,020)	$(608)	$8,048

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated interim financial statements.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended March 31
	2012	2011
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(3,181)	$(4,661)
Items not affecting cash:
Loss on disposal of assets	-	14
Amortization and depreciation	204	229
Other finance losses (gains), net (note 12)	(166)	1,456
Unrealized foreign exchange gain	(194)	(74)
Stock-based compensation (note 10)	180	464
Imputed interest on long-term debt (note 8)	21	-
Net change in non-cash working capital (note 18)	922	2,564
Cash provided by (used in) operating activities	(2,214)	(8)

Investing activities
Increase in restricted cash	(538)	(857)
Proceeds from disposal of property, plant and equipment	-	-
Purchase of property, plant and equipment	(180)	(247)
Purchase of intangible assets	(2)	-
Cash used in investing activities	(720)	(1,104)

Financing activities
Proceeds from operating borrowings	668	-
Repayment of post-retirement benefit liability (note 8)	(27)	(23)
Repayment of repayable government contributions (note 8)	(38)	(50)
Common shares and warrants issued and exercised, net of issuance costs (note 9)	-	2,047
Cash provided by financing activities	603	1,974

Effect of exchange rate fluctuations on cash and cash equivalents held	198	214

Increase (decrease) in cash and cash equivalents during the period	(2,133)	1,076
Cash and cash equivalents – Beginning of period	7,785	7,881
Cash and cash equivalents – End of period	$5,652	$8,957

Supplemental disclosure
Income taxes paid	$-	$-
Interest paid	-	2

The accompanying notes form an integral part of these consolidated interim financial statements.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1.  Description of Business and Going Concern

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (PEM) technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange (“TSX”) and under the symbol “HYGS” on the NASDAQ.

While the accompanying consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern.

These events and conditions include the Corporation’s ability to generate profits and related positive operating cash flows, which requires the Corporation to increase its revenues. There are various uncertainties affecting the Corporation’s revenues, including the current market environment, the level of sales orders, the adoption of new technologies by customers, the continuing development of products by the Corporation, price competition, and the ability of customers to finance purchases.  In addition, the Corporation also requires additional funding in the form of debt or equity and there are uncertainties surrounding the Corporation’s ability to access additional capital, including the volatility in prevailing economic conditions in recent months and years.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improve operating cash flows, continuing to invest in research and product development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund its operations as needed.

On April 20, 2012, the Corporation entered into a subscription agreement (the “Agreement”) with Enbridge Inc. (“Enbridge”), pursuant to which Enbridge purchased from Hydrogenics 1,082,251 common shares for CA$5,000.

In addition, in September 2011, the Corporation entered into an agreement with the Ontario government for an interest free loan of up to CA$6,000 of which CA$4,500 had not yet been drawn on at March 31, 2012. The loan disbursements and interest terms are contingent on certain deliverables. See note 8 for further discussion.

While the Corporation continues to pursue various initiatives to execute its business plan, the success of these initiatives cannot be assured due to the uncertainties described above.

These consolidated interim financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were found to be inappropriate for these consolidated interim financial statements, adjustments might be necessary to the carrying values of assets and liabilities and the reported expenses and consolidated interim balance sheet classifications; such adjustments could be material.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 2.  Basis of Preparation

These consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated interim financial statements, including International Accounting Standard (“IAS”) 34.

The policies applied in these consolidated interim financial statements are based on IFRS policies effective as of May 8, 2012, the date the Board of Directors approved the consolidated interim financial statements.

These consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2011.

Note 3.  Significant Accounting Judgments and Estimation Uncertainty

Significant accounting estimates and judgments

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and notes to the consolidated interim financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include goodwill impairment testing, warranty provisions, warrants, repayable government contributions, and the post-retirement benefit liability.

The significant accounting judgments and estimation uncertainties used in the preparation of these consolidated interim financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2011 and the notes thereto as these consolidated interim financial statements follow the same accounting policies and methods of application.

Note 4. Accounting Standards Issued But Not Yet Applied

The IASB has issued the following standards, which have not yet been adopted by the Corporation. The Corporation does not expect to adopt these new and amended standards before their effective dates.

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in Other Comprehensive Income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before income taxes will be required to show the amount of income tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Corporation does not anticipate these standards will have any material impact on its results of operations and consolidated financial position.

The following is a description of the new standards effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation has not yet assessed the impact of the new and amended standards.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements.

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint
Ventures, and SIC 13, Jointly Controlled Entities – Non-monetary Contributions By Venturers.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosures that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

IAS 19, Employee Benefits, has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in OCI as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service cost (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit cost will be split between: (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past service cost, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification, including redefining short-term and other long-term benefits, guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing features, and expanded disclosures.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through OCI. Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. The amendment is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. The Corporation has not yet begun the process of assessing the impact of the new and amended standards.

Note 5. Inventories

	March 31 2012	December 31 2011
Raw materials	$4,326	$3,275
Work-in-progress	4,982	4,542
Finished goods	1,720	1,498
	$11,028	$9,315

During the three months ended March 31, 2012, the Corporation recorded provisions of $91 (March 31, 2011 - $89) and reversed previously accrued provisions totaling $35 (March 31, 2011 - $65). Previously accrued net realizable value inventory provisions were reversed as a result of the recovery for production of inventory parts in subassemblies, which were previously reserved for.  During the period ended March 31, 2012, approximately $3,536 (March 31, 2011 - $5,121) of inventories was expensed in cost of sales.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 6. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	March 31 2012	December 31 2011
Trade accounts payable	$5,230	$4,181
Accrued payroll and related compensation	1,743	1,886
Liabilities for compensation plans indexed to share price	1,194	1,100
Supplier accruals	581	1,218
Current portion of repayable government contributions	435	416
Accrued professional fees	239	227
Current portion of post-retirement benefit liability	100	100
Facility accruals	-	12
Other	848	846
	$10,370	$9,986

Note 7. Provisions

Changes in the Corporation’s aggregate warranty provision are as follows:

	Three months ended March 31,
	2012	2011
At January 1	$1,654	$2,350
Additional provisions	236	336
Utilized during the period	(99)	(364)
Unused amounts reversed	(120)	(37)
Foreign exchange differences	38	103
At March 31	$1,709	$2,388

Note 8. Other Non-current Liabilities

Other non-current liabilities are as follows:

	March 31 2012	December 31 2011
Non-current post-retirement benefit liability (i)	$746	$757
Non-current repayable government contributions (ii)	725	723
Long-term debt (iii)	530	499
	$2,001	$1,979

(i)	Post-retirement benefit liability
The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The present value of the unfunded obligation recognized in the consolidated interim balance sheets at March 31, 2012 is $846 (December 31, 2011 - $857).

(ii)	Repayable government contributions
The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of CA$5,873 of funding from TPC.  Pursuant to an amendment to the TPC Agreement, Stuart Energy received an additional CA$1,410 of funding. Stuart Energy undertook to repay future royalty payments until such time as CA$17,400 (the “Repayable Loan Amount”) was paid. The amended agreement required Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy was required to commence payments to TPC at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount was fully repaid.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly installments commencing in January 2011 and continuing until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, as at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%. The values of the liability as at March 31, 2012 and December 31, 2011 were $1,160 and $1,139, of which the current portions of $435 and $416 were included in trade and other payables, respectively.

The change in the fair value of this liability of ($4) (March 31, 2011 - $133) and interest accretion of $40 (March 31, 2011 - $45) during the three months ended March 31, 2012 have been recorded in other finance gains and losses, net and interest expense, respectively.

(iii)	Long-term debt
In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

During the three months ended March 31, 2012, the Corporation drew down CA$nil (March 31, 2011 - CA$nil). The change in the carrying value of this liability of $31 (March 31, 2011 – nil) includes interest accretion of $21 (March 31, 2011 – nil) and foreign exchange losses of $10 (March 31, 2011 – nil).

Note 9. Share Capital

Strategic Alliance with CommScope Inc.

On August 9, 2010, the Corporation entered into a strategic alliance with CommScope Inc. (“CommScope”), a global leader in infrastructure solutions for communications networks, for the development and distribution of specialized fuel cell power systems and included an equity investment in the Corporation.

Under the agreement, CommScope purchased from the Corporation 2,186,906 common shares on a private placement basis in four tranches for an aggregate purchase price of $8,500. The fourth tranche was completed in June 2011.

The agreement provided, among other things, that CommScope has certain participation rights in future financings and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation granted to CommScope a licence to certain intellectual property resulting from the transaction, which is only exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

Warrants

On January 14, 2010, as part of a registered direct offering, the Corporation issued 239,356 warrants (the “Series A warrants”), which are exercisable at any time until January 14, 2015, at an exercise price of $13.00 per common share. On the same day, the Corporation also issued 260,646 warrants (the “Series B warrants”) exercisable for a period of five years beginning on July 15, 2010 at an exercise price of $13.00 per common share. The terms of the warrants stipulated that the exercise price of the Series A and B warrants is to be reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share.  As a result of the above noted investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The Corporation has included the warrants within liabilities at the date of issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941, at December 31, 2011 as $1,525 and at March 31, 2012 as $1,363. The fair value was determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk free interest rate and volatility. The change in fair value during the three months ended March 31, 2012 of $(162) (March 31, 2011 - $1,279) is included within other finance gains and losses, net.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

During the three months ended March 31, 2012 - nil (March 31, 2011 - 15,000) Series A warrants were exercised at the reduced exercise price of $3.68 per common share for gross proceeds of $nil (March 31, 2011 - $55). At March 31, 2012, the Corporation has 224,356 Series A warrants outstanding (March 31, 2011 - 224,356), and 260,646 (March 31, 2011 - 260,646) of Series B warrants.

Note 10. Stock-based Compensation

Stock option plan

During the three months ended March 31, 2012, nil (March 31, 2011 – 120,000) stock options with a weighted average fair value of $nil at the date of grant (March 31, 2011 - $3.39) were granted to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31 2012	March 31 2011
Risk-free interest rate (%)	nil%	2.5%
Expected volatility (%)	nil%	59%
Expected life (in years)	nil	4
Expected dividends	$ nil	$ nil

Expected volatility was determined using the stock historical volatility for the four years prior to the date of grant, as this is the expected life of the stock option.

Stock-based compensation expense of $180 for the three months ended March 31, 2012 is included in selling, general and administrative expenses (March 31, 2011 - $464).  In the three months ended March 31, 2011 this includes $339 recognized as stock-based compensation option expense in respect of the executive stock options surrendered as discussed below.

Also included in selling, general and administrative expenses for the three months ended March 31, 2012 is $193 (March 31, 2011 - $774) of compensation expense and fair value adjustment related to outstanding DSUs and RSUs discussed below. The compensation expense for the three months ended March 31, 2012 totalled $180 (March 31, 2011 - $134), and the fair value adjustments totalled $13 (March 31, 2011 - $640).

On January 18, 2011, as a result of the desire to make a greater number of stock options available for non-executive officers and, in regard to the current level of stock options available for granting, the Corporation’s named executive officers voluntarily surrendered all 159,276 stock options held by them. The unvested portion of stock options surrendered of $339 was recognized as stock-based compensation option expense when the stock options were surrendered.

In 2004, the Corporation created a DSU plan for directors. During the three months ended March 31, 2012, nil (March 31, 2011 - 4,801) DSUs were issued with immediate vesting on the date of issuance. As at March 31, 2012, 108,909 (March 31, 2011 - 92,719) DSUs were outstanding under the DSU plan. The Corporation recognized a compensation expense and fair value adjustment of $105 for the three months ended March 31, 2012 (March 31, 2011 - $336). The liability amount of $673 (December 31, 2011 - $617) is included in trade and other payables. The liability amount includes $76 of fees payable in cash (December 31, 2011 - $48) and $22 of fees payable in the issuance of DSUs (December 31, 2011 - $nil).

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

In 2008, the Corporation created an RSU plan for senior executives. During the three months ended March 31, 2012, nil (March 31, 2011 – 84,302) RSUs were awarded under the terms of the RSU plan, with vesting occurring on December 31 of the third year following the date of grant.  As at March 31, 2012, 233,230 (March 31, 2011 – 351,656) RSUs were outstanding under the RSU plan.  The Corporation recognized a compensation expense of $88 for the three months ended March 31, 2012 (March 31, 2011 - $438). The liability amount of $619 (December 31, 2011 - $531) is included in trade and other payables.

Note 11. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three months ended March 31, 2012 and 2011, research and product development expenses and non-repayable program funding, which have been received, or are to be received, are as follows:

	Three months ended March 31,
	2012	2011
Research and product development expenses	$1,151	$1,291
Government research and product development funding	(2)	(150)
	$1,149	$1,141

Note 12. Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

	Three months ended March 31,
	2012	2011
(Loss) gain from change in fair value of warrants (note 9)	$162	$(1,279)
(Loss) gain from change in net present value of repayable government contribution (note 8)	4	(177)
	$166	$(1,456)

Note 13.  Net Loss Per Share

For the three months ended March 31, 2012, the weighted average number of common shares outstanding was 6,605,648. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 14. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as the Corporation is not aware of any claims.

Note 15. - Lines of Credit and Other Loan Facilities

Operating lines of credit

At March 31, 2012, the Corporation had entered into operating lines of credit for up to 5,500 euros, or the US equivalent of $7,345 (December 31, 2011 - $7,135).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 5,500 euros. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 1,500 euros, provided that sufficient room exists under the overall facility limit of 5,500 euros. The Borrower may also borrow up to 500 euros for general business purposes, provided sufficient limit exists as the overall facility remains at 5,500 euros at March 31, 2012. At March 31, 2012, the amount of the available lines of credit was reduced by 3,672 euros, the amount of the outstanding standby letters of credit and letters of guarantee, issued under the facility by the Belgian financial institution; as well as 500 euros issued as a line of credit for general business purposes.  At March 31, 2012, the Borrower had availability of 1,328 euros or the US equivalent of $1,774 (December 31, 2011 - $2,113). Included within this limit was availability of nil euros under the general business purposes operating line of credit, and 1,328 euros within the operating line of credit available for advances on awarded sales contracts. At March 31, 2012, the Borrower had drawn on 500 euros of the operating line of credit (December 31, 2011 – nil). At March 31, 2012 and December 31, 2011, the Borrower had not drawn upon the lines of credit based on the value of awarded sales contracts with a limit of 1,500 euros.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with Hydrogenics Corporation (“the parent Corporation”) do not fall below a defined level. At March 31, 2012, the Borrower was in compliance with these covenants.

The Corporation has an additional $809 (December 31, 2011 - $667) of operating lines of credit available to the Corporations within the Power business segment. The amount of the available lines of credit is reduced by $809, the amount of the outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by the financial institution. At March 31, 2012, the Corporation had availability of $nil (December 31, 2011 - $153).

Other loan facilities

On September 28, 2011, the Canadian operating entity (“Hydrogenics Corporation”) entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements. These conditions differ for each disbursement and are dependent on the execution of certain commercial events.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

Hydrogenics Corporation has not drawn on the loan agreement during the three months ended March 31 2012. During 2011, Hydrogenics Corporation drew down CA$1,500. The fair value of this loan, calculated as the present value of the cash outflows, was $530 at March 31, 2012 (December 31, 2011 - $499). The remaining CA$4,500 of research and product development funding remains undrawn at March 31, 2012 as the conditions had not been met as of March 31, 2012 for further drawdowns of this loan. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash and cash equivalents.  At March 31, 2012, Hydrogenics Corporation was in compliance with these covenants.

Note 16.  Guarantees

At March 31, 2012, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $5,713 (December 31, 2011 - $5,221), with expiry dates extending to October 2012. The Corporation has restricted cash totalling $2,713 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 17. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totalled $19 in the three months ended March 31, 2012 (March 31, 2011 - $72). At March 31, 2012, the Corporation has an accounts payable balance due to this related party of $11 (December 31, 2011 - $15).

As a result of CommScope’s investments in the Corporation, CommScope is also a related party. Revenues from this related party for product were $263 in the three months ended March 31, 2012 (March 31, 2011 - $9).  At March 31, 2012, the Corporation has an accounts receivable balance from this related party of $185 (December 31, 2011 - $nil). Billings from this related party for product were $8 in the three months ended March 31, 2012 (March 31, 2011 - $nil).  At March 31, 2012, the Corporation has an accounts payable balance to this related party of $8 (December 31, 2011 - $nil).

All related party transactions have been recorded at normal third party terms.

All related party transactions involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Note 18.  Consolidated Interim Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	Three months ended March 31,
	2012	2011
Decrease (increase) in current assets
Trade and other receivables	$1,040	$(977)
Grants receivable	99	(67)
Inventories	(1,713)	1,695
Prepaid expenses and other current assets	(128)	114
Increase (decrease) in current liabilities
Trade and other payables	633	1,980
Unearned revenue	991	(181)
	$922	$2,564

Note 19.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Financial information by reportable segment for the three months ended March 31, 2012 and March 31, 2011 is as follows:

	Three months ended March 31, 2012
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$5,216	$508	$-	$5,724
Intersegment revenue	464	18	-	482
Gross profit	795	10	-	805
Selling, general and administrative expenses	910	685	1,358	2,953
Research and product development expenses	174	974	1	1,149
Other finance gains, net	-	-	166	166
Interest income	-	-	6	6
Interest expense	-	-	(69)	(69)
Segment loss (i)	(289)	(1,650)	(1,242)	(3,181)

Consolidated Interim Balance Sheet:
Total segment assets	21,761	4,546	3,987	30,294

	Three months ended March 31, 2011
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$5,533	$1,854	$-	$7,387
Intersegment revenue	-	-	-	-
Gross profit	681	694	-	1,375
Selling, general and administrative expenses	739	721	1,919	3,379
Research and product development expenses	209	924	8	1,141
Other finance losses, net	-	-	(1,456)	(1,456)
Interest income	-	-	4	4
Interest expense	-	-	(47)	(47)
Segment loss (i)	(266)	(951)	(3,444)	(4,661)

Consolidated Interim Balance Sheet:
Total assets	7,457	5,412	20,086	32,955

(i)
Segment loss includes directly attributable selling, general and administrative expenses, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets.  It is consistent with the Corporation’s profit or loss before tax expense (income).

Goodwill relating to the Corporation’s OnSite Generation segment at March 31, 2012 was $5,086 (December 31, 2011 - $4,941). OnSite Generation consists of the Corporation’s self-sustaining subsidiary primarily located in Belgium with a functional currency of the euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the euro.

First Quarter 2012 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Revenues are segmented by geographic region as follows:

	Three months ended March 31,
	2012	2011

European Union	$2,176	$990
South America	1,932	1
North America	549	1,003
Eastern Europe	206	202
Africa	79	3,455
Oceania	13	547
Other	769	1,189
	$5,724	$7,387

Note 20. Subsequent events

On April 20, 2012, the Corporation issued 1,082,251 shares to Enbridge Inc. on a private placement basis for gross proceeds of CA$5,000.